Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Optimi Health Corp. (the “Company”) 269 David Brown Way Po Box 728 Princeton, BC V0X 1W0

Item 2	Date of Material Changes

August 14, 2026.

Item 3	News Releases

A news release with respect to the material change was disseminated by the Company on August 14, 2026, through Newsfile Corp. and filed on SEDAR+.

Item 4	Summary of Material Change

On August 13, 2026, the Company entered into a common shares purchase agreement (the “Purchase Agreement”) with Seven Knots, LLC (“Seven Knots”), establishing an equity line of credit (the “ELOC”) under which the Company has the right, but not the obligation, to sell to Seven Knots up to US$100 million of its common shares from time to time over the term of the facility.

Item 5	Full Description of Material Changes:

On August 13, 2026, the Company entered into the Purchase Agreement with Seven Knots, establishing the ELOC under which the Company has the right, but not the obligation, to sell to Seven Knots up to US$100 million of its common shares from time to time over the term of the facility.

Sales under the ELOC are at the Company's discretion, subject to the terms and conditions of the Purchase Agreement. For each draw, Seven Knots is obligated to purchase the shares specified in the Company's purchase notice at a price per share equal to 97% of the lower of the lowest sale price of the common shares on the applicable purchase date and the volume-weighted average price during the applicable purchase period, subject to a maximum of US$2 million per draw. Each purchase period terminates if the share price falls below a floor equal to 85% of the closing price on the trading day prior to the day the purchase notice is delivered, or a higher price specified by the Company.

As consideration for Seven Knots' commitment, the Company issued to Seven Knots an unsecured, non-interest-bearing convertible promissory note in the principal amount of US$1.5 million and agreed to issue a second convertible promissory note on the same terms in the principal amount of US$500,000 if gross proceeds from sales under the ELOC equal or exceed US$7 million (together, the “Commitment Notes”). The Commitment Notes mature 24 months from their respective dates of issuance and are convertible at Seven Knots' option at a conversion price equal to 95% of the 20-day volume-weighted average price of the common shares, subject to a floor conversion price of US$3.00 per share. No shares may be issued upon conversion of the Commitment Notes to the extent that, after giving effect to the issuance, Seven Knots and its affiliates would beneficially own more than 2.99% of the Company's outstanding common shares. The Company may prepay the Commitment Notes in cash at any time at 100% of principal, without premium or penalty, eliminating any further issuance of shares under the notes.

The Company filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale by Seven Knots of common shares issuable under the Purchase Agreement and the Commitment Notes. No shares may be sold under the ELOC until the registration statement is declared effective by the SEC.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows:

Dane Stevens, Chief Executive Officer dane@optimihealth.ca 778-899-4367

Item 9	Date of Report

August 24, 2026